Greenfield Robotics Corporation (the "Company") a Delaware Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2021, 2022, & 2023



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Greenfield Robotics Corporation

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2021, 2022, & 2023 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

As discussed in Note 8, certain conditions indicate substantial doubt that the Company will be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

On behalf of Mongio and Associates CPAs, LLC

Vince Mongio, CPA, EA, CIA, CFE, MACC
Miami, FL
July 8, 2024

Vincenzo Mongio

Statement of Financial Position

	As of December 31,		
	2023	**2022**	**2021**
ASSETS			
Current Assets			
Cash and Cash Equivalents	784,965	1,381,372	690,410
Accounts Receivable	33,601	42,953	5,090
Prepaid Expenses	51,259	15,286	-
Inventory	42,160	185,655	24,395
Total Current Assets	911,986	1,625,267	719,895
Non-current Assets			
Machinery and Equipment, Computers and Equipment, and Leasehold Improvements, net of Accumulated Depreciation	896,935	658,485	143,427
Right of Use Asset: Land/Shed/Farm and Laptop/Computers	65,817	-	-
Intangible Assets, net of Accumulated Amortization	-	-	8,392
Total Non-Current Assets	962,752	658,485	151,819
TOTAL ASSETS	1,874,737	2,283,753	871,715
LIABILITIES AND EQUITY			
Liabilities			
Current Liabilities			
Accounts Payable	82,725	209,348	-
Accrued Expenses	46,586	3,700	-
Deferred Revenue	16,667	-	-
Notes Payable	-	12,457	5,543
Convertible Notes	3,712,649	-	-
Future Equity Obligations	-	-	875,000
Total Current Liabilities	3,858,627	225,505	880,543
Long-term Liabilities			
Lease Liability	66,059	-	-
Notes Payable	-	82,720	12,457
Total Long-Term Liabilities	66,059	82,720	12,457
TOTAL LIABILITIES	3,924,686	308,225	893,000
EQUITY			
Common Stock	123	123	123
Series First Preferred Stock	1,816,520	1,816,520	1,716,520
Series Seed Preferred Stock	30	30	-
Series Seed-1 Preferred Stock	900,000	900,000	-
Series Seed-2 Preferred Stock	452,441	452,441	-
Additional Paid in Capital	5,549,589	5,547,057	1,958,261
Accumulated Deficit	(10,768,653)	(6,740,644)	(3,696,188)
Total Equity	(2,049,949)	1,975,528	(21,285)
TOTAL LIABILITIES AND EQUITY	1,874,737	2,283,753	871,715

Statement of Operations

	Year Ended December 31,		
	2023	**2022**	**2021**
Revenue	146,226	45,793	1,150
Revenue - Related Party	2,550	2,905	3,940
Cost of Revenue	62,594	11,383	-
Cost of Revenue - Related Party	2,218	3,305	-
Gross Profit	83,964	34,010	5,090
Operating Expenses			
Advertising and Marketing	48,969	47,888	4,320
General and Administrative	2,513,457	1,848,695	1,173,872
General and Administrative - Related Parties	1,750	4,125	-
Research and Development	916,367	1,058,337	353,341
Rent and Lease	13,850	12,072	7,200
Rent and Lease - Related Party	12,750	-	-
Depreciation and Amortization	380,444	101,302	24,959
Total Operating Expenses	3,887,588	3,072,419	1,563,692
Operating Income (loss)	(3,803,623)	(3,038,409)	(1,558,602)
Other Income			
Other	3,924	-	57,454
Total Other Income	3,924	-	57,454
Other Expense			
Interest Expense	161,386	3,700	649
Other	43,091	2,347	911,743
Total Other Expense	204,477	6,047	912,392
Earnings Before Income Taxes	(4,004,176)	(3,044,455)	(2,413,540)
Provision for Income Tax Expense/(Benefit)	-	-	-
Net Income (loss)	(4,004,176)	(3,044,455)	(2,413,540)

Statement of Cash Flows

	Year Ended December 31,		
	2023	**2022**	**2021**
OPERATING ACTIVITIES			
Net Income (Loss)	(4,004,176)	(3,044,455)	(2,413,540)
Adjustments to reconcile Net Income to Net Cash provided by operations:			
Depreciation and Amortization	380,444	101,302	24,959
Accounts Payable and Accrued Expenses	(83,737)	213,048	-
Inventory	143,495	(161,260)	(24,395)
Deferred Revenue	16,667	-	-
Accounts Receivable	9,352	(37,863)	(5,090)
Operating Leases	242	-	-
Prepaid Expenses	(35,973)	(15,286)	-
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	430,491	99,941	(4,526)
Net Cash provided by (used in) Operating Activities	(3,573,685)	(2,944,514)	(2,418,066)
INVESTING ACTIVITIES			
Purchase of Machinery, Computers, and Equipment	(618,892)	(607,968)	(89,313)
Net Cash provided by (used by) Investing Activities	(618,892)	(607,968)	(89,313)
FINANCING ACTIVITIES			
Repayment of Notes Payable	(95,177)	-	(45,600)
Proceeds from the Issuance of Notes Payable	-	77,177	-
Proceeds from Convertible Notes, net of Issuance Costs	3,688,815	-	-
Proceeds from the Issuance of Common Stock	-	-	8
Proceeds from the Issuance of Series Seed Preferred Stock	-	30	-
Additional Proceeds from Paid-in Capital	2,532	4,166,237	3,109,735
Net Cash provided by (used in) Financing Activities	3,596,170	4,243,444	3,064,142
Cash at the beginning of period	1,381,372	690,410	133,647
Net Cash increase (decrease) for period	(596,407)	690,962	556,763
Cash at end of period	784,965	1,381,372	690,410

Statement of Changes in Shareholder Equity

	Common Stock		Series First Preferred Stock		Series Seed Preferred Stock		Series Seed-1 Preferred Stock		Series Seed-2 Preferred Stock		APIC	Accumulated Deficit	Total Shareholder Equity
	# of Shares Amount	$ Amount	# of Shares Amount	$ Amount	# of Shares Amount	$ Amount	# of Shares Amount	$ Amount	# of Shares Amount	$ Amount			
Beginning Balance at 1/1/2021	11,565,000	116	-	-	-	-	-	-	-	-	-	(1,282,649)	(1,282,533)
Issuance of Stock	750,000	8	4,071,050	1,716,520	-	-	-	-	-	-	1,050,001	-	2,766,528
Beneficial Conversion Feature Equity	-	-	-	-	-	-	-	-	-	-	908,260	-	908,260
Net Income (Loss)	-	-	-	-	-	-	-	-	-	-	-	(2,413,540)	(2,413,540)
Ending Balance 12/31/2021	12,315,000	123	4,071,050	1,716,520	-	-	-	-	-	-	1,958,261	(3,696,188)	(21,285)
Issuance of Common Stock	-	-	123,150	100,000	3,005,471	30	925,443	900,000	428,366	452,441	3,588,796	-	5,041,267
Common Stock Share Repurchase	(13,889)	-	-	-	-	-	-	-	-	-	-	-	-
Net Income (Loss)	-	-	-	-	-	-	-	-	-	-	-	(3,044,455)	(3,044,455)
Ending Balance 12/31/2022	12,301,111	123	4,194,200	1,816,520	3,005,471	30	925,443	900,000	428,366	452,441	5,547,057	(6,740,644)	1,975,528
Exercise of Stock Option	13,333	-	-	-	-	-	-	-	-	-	2,532	-	2,532
Debt Issuance Costs	-	-	-	-	-	-	-	-	-	-	-	(23,834)	(23,834)
Net Income (Loss)	-	-	-	-	-	-	-	-	-	-	-	(4,004,176)	(4,004,176)
Ending Balance 12/31/2023	12,301,111	123	4,194,200	1,816,520	3,005,471	30	925,443	900,000	428,366	452,441	5,549,589	(10,768,654)	(2,049,950)

Greenfield Robotics Corporation
Notes to the Unaudited Financial Statements
December 31st, 2023
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Greenfield Robotics Corporation ("the Company") was formed in Delaware on December 29th, 2017, and is a cutting-edge robotics company that specializes in the development and deployment of autonomous agricultural robots, to replace chemicals for health and regenerative farming. The Company aims to revolutionize the farming industry by leveraging advanced robotics technology to increase efficiency, productivity, and sustainability in agriculture. The Company's headquarters is in Cheney, Kansas.

The Company will continue conducting a crowdfunding campaign under regulation CF in 2024 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit

worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generates revenue by selling a service for the use of its autonomous agricultural robots. Revenue is recognized upon completion for the use of robots based on the acreage the robots covered. In these arrangement payments are generally collected at the time of completion of service. The Company's primary performance obligation is ensuring the robotics are properly functioning throughout the agreed upon service length. The Company recognized $48,776, $15,365, and $5,090 in revenue in 2023, 2022, and 2021, respectively, related to this revenue stream.

The Company also generates revenue-based co-marketing arrangements. For these arrangements revenue is recognized over the collaboration period. The Company's performance obligation is to ensure to satisfy all requirements as agreed upon with their co-marketers. The Company recognized $100,000, $33,333, and $0 in revenue in 2023, 2022, and 2021, respectively, related to this revenue stream.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized as equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2023.

A summary of the Company's property and equipment is below.

Property Type	Useful Life in Years	Cost	Accumulated Depreciation	Disposals	Book Value as of 12/31/23
Machinery & Equipment	3-5	989,952	(257,778)	-	732,174
Leasehold Improvements	10	173,716	(23,019)	-	150,697
Computers & Equipment	3	22,848	(8,784)	-	14,064
Grand Total	-	1,186,516	(289,581)	-	896,935

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Inventory

The Company had an inventory balance of $42,160 as of December 31st, 2023, consisting entirely of raw materials. The Company performs biannually inventory counts and values its inventory using the FIFO (First-In, First-Out) method of accounting.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option's intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates. Management has concluded that the estimated fair value of the Company's stock and corresponding expense is negligible.

The following is an analysis of options to purchase shares of the Company's stock issued and outstanding:

	Total Options	Weighted Average Exercise Price
Total options outstanding, January 1, 2021	-	-
Granted	-	-
Exercised	-	-
Expired/cancelled	-	-
Total options outstanding, December 31, 2021	-	-
Granted	689,333	$0.13
Exercised	-	-
Expired/cancelled	(144,000)	$0.12
Total options outstanding, December 31, 2022	545,333	$0.14
Granted	486,500	$0.19
Exercised	(13,333)	0.19
Expired/cancelled	(110,667)	$0.19
Total options outstanding, December 31, 2023	907,833	0.16
Options exercisable, December 31, 2023	625,634	$0.15

The following is an analysis of nonvested options to purchase shares of the Company's stock:

	Nonvested Options	Weighted Average Exercise Price
Nonvested options, January 1, 2021	-	-
Granted	-	-
Vested	-	-
Forfeited	-	-
Nonvested options, December 31, 2021	-	-
Granted	689,333	$0.13
Vested	(252,175)	$0.12
Forfeited	(144,000)	$0.12
Nonvested options, December 31, 2022	293,158	$0.15
Granted	486,500	$0.19
Vested	(373,459)	$0.17
Forfeited/Exercised	(124,000)	$0.19
Nonvested options, December 31, 2023	282,199	$0.17

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions. The Company's primary tax jurisdictions are the United States, Kansas, and California. The Company's primary deferred tax assets are its net operating loss (NOL) carryforwards which approximates its retained earnings as of the date of these financials. A deferred tax asset as a result of NOLs have not been recognized due to the uncertainty of future positive taxable income to utilize the NOL. The Company is no longer subject to U.S. federal, state and local, tax examinations by tax authorities for years before 2019.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

The Company generated revenue from a related party of $3,940, $2,905, and $2,550 in 2021, 2022, and 2023, respectively. Cost of revenue was $3,305 and $2,218 in 2022 and 2023, respectively.

The Company paid approximately $4,125 in 2022 and $1,750 in 2023 to related parties for vehicles rented throughout the course of business.

See Note 4 – Commitments, Contingencies, Compliance with Laws and Regulations for details of related party leases.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

Right of Use Asset and Lease Liability

The Company entered into a rental lease agreement with a related party for a parcel of land containing a working farm and shed resulting in monthly payments of approximately $1,000. The lease was amended to require increased payments of $1,250 retroactively from the beginning of the lease to the end. The agreement contains a 36-month lease term ending on December 31st, 2025. The Company incurred rent expense of approximately $12,750 in 2023 from this rental agreement. The right of use asset and corresponding lease liability related to this agreement was $22,913 as of December 31st, 2023.

The Company entered into an equipment lease agreement for computers and laptops with a related party. The agreement requires monthly payments of $821 and has a lease term of 36-months ending on July 31st, 2026. The right of use asset balance was $42,904 and the corresponding lease liability was $43,146 as of December 31st, 2023.

NOTE 5 – LIABILITIES AND DEBT

Simple Agreements for Future Equity (SAFE) - During the period December 31, 2021, the Company entered into numerous SAFE agreements (Simple Agreement for Future Equity) with third parties. The SAFE agreements have no maturity date and bear no interest. The agreements provide the right of the investor to future equity in the Company during a qualified financing or change of control event containing either no discount or a 20% discount. Each agreement is subject to a valuation cap. The valuation caps of the agreements entered were $10M-$18M. All SAFE agreements as of December 31st, 2021, converted into equity during a qualified financing event in 2022.

The Company has entered into several convertible note agreements for the purposes of funding operations totaling $3,712,649. The interest on the notes is 9%. The amounts are to be repaid at the demand of the holder prior to conversion with maturity in 2024. The notes are convertible into shares of the Company's common stock at a 20% discount during a change of control or qualified financing event.

The Company entered into a loan agreement totaling $18,000 in 2022. The loan accrues interest of 7.14% and is due in 2025. The balance of the loan was $12,457 as of December 31st, 2022. The loan was fully repaid in 2023.

 The Company entered into a loan agreement totaling $99,265 in 2022. The loan does not accrue interest and is due in 2026. The balance of the loan was $82,720 as of December 31st, 2022. The loan was fully repaid in 2023.

Debt Principal Maturities 5 Years Subsequent to 2023

Year	Amount
2024	$3,712,649
2025	-
2026	-
2027	-
2028	-
Thereafter	-

NOTE 6 – EQUITY

The Company has authorized 24,700,000 common shares with a par value of $0.00001 per share. 12,314,444 shares were issued and outstanding as of 2023.

Voting: Common stockholders are entitled to one vote per share.

Dividends: The holders of common stock are subject to and qualified by the rights, power, and preferences of the holders of the Preferred Stock.

The Company has authorized 9,209,685 preferred shares with a par value of $0.00001 per share. These shares are divided into four types: (a) 4,194,200 shares: Series First Preferred Stock of which 4,194,200 were issued and outstanding; (b) 3,661,676: Series Seed Preferred Stock of which 3,005,471 were issued and outstanding; (c) 925,443: Series Seed-1 Preferred Stock of which 925,443 were issued and outstanding; and (d) 428,366: Series Seed-2 Preferred Stock of which 428,366 were issued and outstanding.

Voting: Preferred shareholders have 1 vote for every common share they could own if converted.

Dividends: The holders of the Preferred stock are entitled to receive dividends when and if declared by the Board of Directors. Dividends on preferred stock are in preference to and prior to any payment of any dividend on common stock. As of December 31, 2023, no dividends had been declared.

Conversion: Each Preferred Stock share can be converted into a certain number of Common Stock shares based on the Original Issue Price and the Conversion Price at the time of conversion. The conversion is optional for the holder and doesn't require any additional payment. The number of Common Stock shares received upon conversion is determined by dividing the Original Issue Price of the Preferred Stock by the applicable Conversion Price.

Liquidation Preference: In the event of any liquidation, dissolution or winding up of the Company, the holders of the Preferred stock are entitled to receive prior to, and in preference to, any distribution to the common stockholders.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2023 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through July 8, 2024, the date these financial statements were available to be issued.

On February 2024, the Company has determined to raise up to $7,000,000 convertible promissory notes (previously $2,500,000 in May of 2023) at 9% interest. $4,200,000 of the total funding has been received.

Due to limited cash availability, management, several employees, and several contractors have all agreed to reduced salaries and fees. To provide additional incentives, the Company has issued ISO options to these employees and NSO options to these service providers.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses every year since inception, incurred negative cash flows from operations, and may continue to generate losses.

During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue producing activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.